Exhibit 99.1

Press Release, 21 April 2014

Interxion Accelerates the Expansion of Data Centres in Amsterdam and Frankfurt

in Response to Customer Orders

Increases 2014 Capital Expenditure Guidance; New Credit Facility Signed

AMSTERDAM 21 April 2014. INTERXION HOLDING NV (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced that in response to customer orders, it is accelerating the completion of 7,200 square meters of equipped space in its AMS 7 data centre in Amsterdam and expanding customer available power to 15 MW. Interxion also announced that it is accelerating completion of FRA 8, its 3,600 square metre data centre in Frankfurt.

As a result of customer orders, Interxion is increasing its 2014 annual capital expenditure guidance to €175 million - €200 million. Approximately 70% of Interxion’s capital expenditure for 2014 will be dedicated to satisfying signed customer contracts. In order to support its updated capital expenditure plan, Interxion also announced it has entered into a new €100 million senior secured credit facility. The new credit facility has an initial maturity date of April 14, 2015 with options to extend for 12 additional months.

“The strong bookings momentum that we experienced in the fourth quarter of 2013 has continued into 2014, as cloud infrastructure providers continue to commit resources to prepare for European enterprise cloud migration. The increased financial flexibility gained from our newly signed credit facility positions Interxion to capture additional growth opportunities as a result of these positive industry trends. Consistent with our strategy to prudently align investment with customer demand, we are accelerating and expanding construction of AMS 7 and FRA 8 in response to committed customer orders,” said David Ruberg, Interxion Chief Executive Officer.

In Amsterdam, Interxion will accelerate completion of the AMS 7 construction by adding two phases totalling approximately 2,600 square metres of equipped space and approximately 6 MW of customer available power to the four previously announced phases. The first phase of AMS 7 (AMS 7.1), with approximately 1,000 square metres and 1.5 MW of customer available power, opened in the first quarter of 2014. The remaining five phases are scheduled to open from 3Q 2014 through 2Q 2015. The capital expenditure associated with the complete build out of all six phases of AMS 7 is expected to be approximately €115 million.

In Frankfurt, Interxion will accelerate the completion of the two remaining phases of FRA 8 (four phases in total), with the two remaining phases expected to provide a total of approximately 1,800 square metres. Both remaining phases are scheduled to open in the first half of 2015. The schedule for the first two 900 square metre phases is unchanged, with openings scheduled to take place in the second and fourth quarters of 2014, respectively. FRA 8 will provide approximately 6 MW of customer available power when fully constructed. The capital expenditure associated with constructing all four phases of FRA 8 is expected to be approximately

€67 million.

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 36 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Forward-looking statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, construction delays with respect to newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Estimates of capital

Press Release, 21 April 2014

expenditure and equipped space are approximate and may change. Capital expenditure reflects the total for the listed project at full power and capacity and may not be all invested in the current year. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com